Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For October 3, 2005

TECHNIP
(Exact name of registrant as specified in its charter)

6-8 allée de l’Arche
92973 Paris La Défense Cedex, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82__________

PRESS RELEASE
Paris, September 30, 2005

     CHAIRMAN AND CEO VALOT
PROVIDES MARKET UPDATE TO INVESTORS

During an investor conference in Paris, France, Technip Chairman and CEO, Daniel Valot, today commented on the current business environment, discussed Technip’s year-to-date commercial achievements and updated the Group’s full year 2005 financial targets.

Mr. Valot indicated that market conditions are generally improving due to the increase and acceleration in capital spending by the oil and gas companies, both for upstream and downstream projects, and to the relative stabilization of the euro (compared to the US dollar) and of the cost of most raw materials.

Mr. Valot stated that the Group’s order intake during the first nine months of 2005 should be around EUR 8 billion (compared to EUR 2.7 billion for first nine months of 2004 and EUR 5.1 billion for all of 2004), thanks mainly to having won very large contracts related to LNG (Liquefied Natural Gas), petrochemical and deepwater projects.

Mr. Valot also said that Technip’s full year 2005 revenues should be approximately EUR 5.2 billion (previous estimate: above EUR 5.0 billion). He confirmed that the Group’s full year 2005 targets of achieving an improved operating margin and higher net income compared to 2004 (4.8% and EUR 112.4 million, respectively, according to IFRS) remain unchanged. He pointed out that Technip is continuing to generate strong cash flow which will further reduce net debt.

Finally, Mr. Valot expressed his satisfaction at Technip’s reselection as a member of the Dow Jones Sustainability Stoxx and World Indices in recognition of the Group’s longstanding commitment to sustainable development.

Technip’s third quarter and nine-month 2005 consolidated results will be released on Thursday, November 17, 2005, prior to the opening of the Paris stock exchange.

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With a workforce of about 20,000 persons, Technip ranks among the top five corporations in the field of oil, gas and petrochemical engineering, construction and services. Headquartered in Paris, the Group is listed in New York and Paris. The Group’s main engineering and business centers are located in France, Italy, Germany, the UK, Norway, Finland, the Netherlands, the United States, Brazil, Abu-Dhabi, China, India, Malaysia and Australia. In support of its activities, the Group manufactures flexible pipes and umbilicals, and builds offshore platforms in its manufacturing plants and fabrication yards in France, Brazil, the UK, the USA, Finland and Angola, and has a fleet of specialized vessels for pipeline installation and sub sea construction.

Cautionary note regarding forward-looking statements

This release contains both historical and forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements, or statements of future expectations; within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended. These forward-looking statements are not based on historical facts, but rather reflect our current expectations concerning future results and events and generally may be identified by the use of forward-looking words such as “believe”, “aim”, “expect”, anticipate”, “intend”, “foresee”, “likely”, “should”, “planned”, “may”, “estimates”, “potential” or other similar words. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements. These forward-looking statements involve known and unknown ri sks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by these forward-looking statements. Risks that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among other things: our ability to successfully continue to originate and execute large integrated services contracts, and construction and project risks generally; the level of production-related capital expenditure in the oil and gas industry as well as other industries; currency fluctuations; interest rate fluctuations; raw material, especially steel, price fluctuations; the timing of development of energy resources; armed conflict or political instability in the Arabic-Persian Gulf, Africa or other regions; the strength of competition; control of costs and expenses; the reduced availability of governme nt-sponsored export financing; the timing and success of anticipated integration synergies; and the evolution, interpretation and uniform application and enforcement of International Financial Reporting Standards (IFRS), according to which we prepare our financial statements as from January 1, 2005.

Some of these risk factors are set forth and discussed in more detail in our Annual Report on Form 20-F as filed with the SEC on June 29, 2004, and as updated from time to time in our SEC filings. Should one of these known or unknown risks materialize, or should our underlying assumptions prove incorrect, our future results could be adversely affected, causing these results to differ materially from those expressed in our forward-looking statements. These factors are not necessarily all of the important factors that could cause our actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could have material adverse effects on our future results. The forward-looking statements included in this release are made only as of the date of this release. We cannot assure you that projected results or events will be achieved. We do not intend, and do not assume any obligation to update any industry information or forward looki ng information set forth in this release to reflect subsequent events or circumstances. Except as otherwise indicated, the financial information contained in this document has been prepared in accordance with IFRS, and certain elements would differ materially upon reconciliation to US GAAP.

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Investor and Analyst Relations
G. Christopher Welton	Tel. +33 (0) 1 47 78 66 74
E-mail: cwelton@technip.com

Xavier d’Ouince	Tel. +33 (0) 1 47 78 25 75
E-mail: xdouince@technip.com

Public Relations
Laurence Bricq	Tel. +33 (0) 1 47 78 26 37
E-mail: lbricq@technip.com

Marina Toncelli	Tel. +33 (0) 1 47 78 66 69
E-mail: mtoncelli@technip.com

Group website	www.technip.com

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Technip’s shares trade on the following exchanges:

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TECHNIP
Dated: October 3, 2005
	By:	/s/ Olivier Dubois Olivier Dubois Senior Executive Vice President Finance and Control